

SECU[illegible] 05044907 [illegible]SION

Washington, D.C. [illegible]

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2005
WASH DC
SECTION


| SEC FILE NUMBER |
|---|
| 8- 42071 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James Ltd (USA), Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 King Street West - Suite 5300
(No. and Street)

| Toronto | Ontario, Canada | M5H 3Y2 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard (604)654-1223
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG,LLP, Chartered Accountants (Mr. Brian Atkins)
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir St. P.O. Box 10426, Pacific Centre, Vancouver, BC,Canada V7Y 1K3

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James Ltd (USA), Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Sworn before me at Vancouver, BC this 24th day of November, 2005.



Signature

Chief Financial Officer

Title

"Sharon J. Morrisroe
A Notary Public in and for
the Province of British Columbia"



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C.
209
SECTION

Financial Statements and Schedules
(Expressed in United States dollars)

# RAYMOND JAMES LTD (USA), INC.

Years ended September 30, 2005 and 2004



**KPMG LLP**
**Chartered Accountants**
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

# AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James Ltd (USA), Inc. as at September 30, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations, the changes in stockholder's equity and its cash flows for the years then ended respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Chartered Accountants

Vancouver, Canada
November 4, 2005

# RAYMOND JAMES LTD (USA), INC.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 1,096,817 | $ 930,182 |
| Deposits in compliance with reserve requirements (note 3) | 539,648 | 539,673 |
| Securities owned (note 4) | 11,205 | - |
| Clearing deposits (note 5) | 253,422 | - |
| Clients and brokers receivable (note 7) | 2,621,735 | 157,195 |
| Due from related party (note 7) | - | 26,852 |
| Other assets | 8,827 | 19,135 |
| | $ 4,531,654 | $ 1,673,037 |
| **Liabilities and Stockholder's Equity** | | |
| Clients and brokers payable (note 7) | $ 2,621,199 | $ 157,075 |
| Securities sold short (note 4) | 777 | - |
| Other accounts payable | 185,516 | 205,927 |
| Due to related party (note 7) | 142,244 | 4,857 |
| | 2,949,736 | 367,859 |
| Stockholder's equity: | | |
| Capital stock (note 6) | 45,000 | 45,000 |
| Retained earnings | 1,536,918 | 1,260,178 |
| | 1,581,918 | 1,305,178 |
| | $ 4,531,654 | $ 1,673,037 |

See accompanying notes to financial statements.

# RAYMOND JAMES LTD (USA), INC.

Statements of Operations
(Expressed in United States dollars)

Years ended September 30, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Revenue: | | |
| Net commission income (note 7) | $ 460,953 | $ 364,312 |
| Interest income | 36,668 | 6,241 |
| Foreign exchange gain | 1,586 | 9,735 |
| | 499,207 | 380,288 |
| Expenses: | | |
| Clearance charges | 985 | - |
| Net trading loss | 22,755 | - |
| Write-down of investment | 10,620 | - |
| | 34,360 | - |
| Earnings before income taxes | 464,847 | 380,288 |
| Income taxes | 188,107 | 152,115 |
| Net earnings | $ 276,740 | $ 228,173 |

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2005 and 2004

| | Common shares | Retained earnings | Total |
|---|---|---|---|
| Balance, October 1, 2003 | $ 45,000 | $ 1,032,005 | $ 1,077,005 |
| Net earnings - year ended September 30, 2004 | - | 228,173 | 228,173 |
| Balance, September 30, 2004 | 45,000 | 1,260,178 | 1,305,178 |
| Net earnings - year ended September 30, 2005 | - | 276,740 | 276,740 |
| Balance, September 30, 2005 | $ 45,000 | $ 1,536,918 | $ 1,581,918 |

See accompanying notes to financial statements.

# RAYMOND JAMES LTD (USA), INC.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings | $ 276,740 | $ 228,173 |
| Loss on write-down of investment | 10,620 | - |
| Change in non-cash operating working capital (note 9) | (120,725) | 218,291 |
| Increase in cash and cash equivalents | 166,635 | 446,464 |
| Cash and cash equivalents, beginning of year | 930,182 | 483,718 |
| Cash and cash equivalents, end of year | $ 1,096,817 | $ 930,182 |
| Cash and cash equivalents consist of: | | |
| Cash | $ 757,407 | $ 596,825 |
| Term deposits | 339,410 | 333,357 |
| | $ 1,096,817 | $ 930,182 |

Supplemental cash flow information (note 9)

See accompanying notes to financial statements.

## 1. Operations:

Raymond James Ltd (USA), Inc. (the "Company") is incorporated under the laws of the State of New York, U.S.A. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Dealers Association of Canada, Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of National Association of Securities Dealers Inc., and Securities Investor Protection Corporation.

## 2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Revenue recognition:

The Company records its security transactions on a settlement date basis. The revenue recognized on this basis is not materially different from that which would be recognized on a trade date basis.

(c) Securities owned and securities sold short:

Securities owned and sold short are valued at fair value as at close of business at the balance sheet date.

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). FAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2005 and 2004, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(e) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(f) Financial instruments:

The carrying value of cash and term deposits, deposits in compliance with reserve requirements, clearing deposits, clients and brokers receivable, interest receivable, due to/from related party, clients and brokers payable and other accounts payable approximate their carrying value due to the short-term maturities of these instruments.

(Expressed in United States dollars)

**2. Significant accounting policies (continued):**

(g) Long-term investments:

Investments are classified in other assets and recorded at cost, except where there is a loss in value that is determined by management to be other than temporary, in which case the investment is written down to recognize the impairment loss.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

**3. Deposits in compliance with reserve requirements:**

The deposit of $539,648 cash at September 30, 2005 and 2004 is held in compliance with reserve requirements. The amount required to be held on deposit under the reserve computation is $78,116 (2004 - $4,595), and is restricted.

**4. Securities owned and sold short:**

Securities owned of $11,205 (2004 - nil) and securities sold short of $777 (2004 - nil) are comprised entirely of equities, which have no specific maturity.

**5. Clearing deposits:**

The deposit of $253,422 (2004 - nil) is held with Pershing LLP ("Pershing") in relation to market making activities pursuant to a brokerage securities agreement dated February 18, 2005 between the Company and Pershing. A clearing deposit of $250,000 is required under the agreement.

**6. Capital stock:**

Authorized:
200 voting common shares without par value

| | 2005 | 2004 |
|---|---|---|
| Issued: | | |
| 180 common shares | $ 45,000 | $ 45,000 |

**7. Related party transactions:**

Pursuant to an agreement dated October 1, 2004 between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, any commissions earned by the Company are allocated between the Company and RJL. Accordingly, the Company records its commission income on a net basis and does not record operating costs for these activities.

(Expressed in United States dollars)

## 7. Related party transactions (continued):

During the year ended September 30, 2005, commissions of $4,213,069 (2004 - $3,278,807) were paid to RJL. As at September 30, 2005, the Company has nil (2004 - $26,852) receivable from RJL and an amount payable to RJL of $141,273 (2003 - nil). In addition, clients and brokers receivable include amounts due from RJL of $2,621,735 (2004 - $157,195) and clients and brokers payable include amounts due to RJL of $2,621,199 (2004 - $157,075).

Pursuant to an agreement dated February 5, 2002 between Raymond James Ltd (USA), Inc. and Raymond James Financial Services Inc. ("RJFS") all clearing of retail client securities transactions and client account maintenance services are performed by RJFS. RJFS, a United States company is owned by Raymond James Financial, Inc., the ultimate parent company of RJL. During the year ended September 30, 2005, fees of $20,349 were retained by RJFS (2004 - $27,991). As at September 30, 2005, the Company has $971 (2004 - $4,857) payable to RJFS.

## 8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2005, the Company had net capital pursuant to Rule 15c3-1 of $1,195,893 (2004 - $1,259,191) which was $945,893 (2004 - $1,009,191) in excess of its net capital requirement of $250,000.

## 9. Supplemental cash flow information:

| | 2005 | 2004 |
|---|---|---|
| Change in non-cash operating working capital: | | |
| Client and brokers, net | $ (416) | $ (110) |
| Securities owned and sold short | (10,428) | - |
| Interest receivable | (312) | (137) |
| Due to/from parent, net | 164,239 | 88,361 |
| Clearing deposit | (253,422) | 50,000 |
| Other payables | (20,411) | 80,177 |
| Deposit in compliance with reserve requirements | 25 | - |
| | $ (120,725) | $ 218,291 |
| Supplementary information: | | |
| Taxes paid | $ 208,517 | $ 71,190 |

## 10. Liabilities subordinated to the claims of general creditors:

*As at and during the years ended September 30, 2005 and 2004, the Company had no liabilities* which were subordinated to the claims of general creditors.

# RAYMOND JAMES LTD (USA), INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule 1
(Expressed in United States dollars)

September 30, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Total capital: | | |
| Total ownership equity | $ 1,581,918 | $ 1,305,178 |
| Deductions: | | |
| Non-allowable assets: | | |
| Due from related party, net | - | 26,852 |
| Interest receivable and investment | 8,827 | 19,135 |
| Aged fail to deliver haircut | 215,634 | - |
| Haircuts on securities | 1,564 | - |
| Other deductions | 160,000 | - |
| Total deductions | 386,025 | 45,987 |
| Net capital | 1,195,893 | 1,259,191 |
| Minimum net capital required | 250,000 | 250,000 |
| Excess net capital | $ 945,893 | $ 1,009,191 |

The 2005 computation does not differ materially from the computation filed on its Focus II.

# RAYMOND JAMES LTD (USA), INC.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

September 30, 2005 and 2004

As at September 30, 2005, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $78,116 (2004 - $4,595). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2005 is $78,116 (2004 - $4,595). As at September 30, 2005, the Company had $539,648 (2004 - $539,637) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.



**KPMG LLP**
**Chartered Accountants**
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Directors of Raymond James Ltd (USA), Inc.

In planning and performing our audit of the financial statements of Raymond James Ltd (USA), Inc., for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 4, 2005